October 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Eric McPhee Senior Staff Accountant Office of Real Estate and Commodities

Re:	InvenTrust Properties Corp. Form 10-K for the fiscal year ended December 31, 2015 Filed March 18, 2016 File No. 0-51609

Dear Mr. McPhee:

Set forth below are the responses of InvenTrust Properties Corp. (“InvenTrust” or the “Company”) to the comments contained in the letter dated September 19, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) and the Current Report on Form 8-K filed May 9, 2016 (the “May 2016 Form 8-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for fiscal year ended December 31, 2015

Item 6. Selected Financial Data

1.	Please tell us the purpose for including the table of additional information of certain items for which you indicate significantly impact the comparability of your FFO and net income, and why you believe the inclusion of such information is beneficial to investors.

Response: The Company respectfully advises the Staff that it has included a table of additional information of certain items on page 38 of the 2015 Form 10-K because these items are not included in NAREIT’s definition of FFO, but the Company believes these items provide useful supplemental information that may facilitate comparisons of the Company’s ongoing operating performance between periods, as well as between REITs that include similar disclosure. The Company believes these items help investors better assess the sustainability of its operating performance without the distortions created by non-cash revenues or expenses, or the impacts of certain transactions that are not related to the ongoing profitability of the Company’s portfolio of properties, and that including this table is beneficial to an investor’s complete understanding of its operating performance. In response to the Staff’s comment, the Company will also state why it believes the inclusion of such information is beneficial to investors in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 67

2.	We note that you capitalize indirect costs clearly related to the construction and improvements of investment properties and that for the fiscal year ended December 31, 2015 invested approximately $116 million in development properties as well as approximately $27 million in capital expenditures and tenant improvements. Please disaggregate the amounts between development, redevelopment and leasing of real estate and tell us the amount of indirect costs capitalized by segment for each year presented, or tell us why you believe such disclosure is not beneficial for investors.

Response: The Company respectfully advises the Staff that the following table summarizes direct and indirect costs incurred through development, re-development, and leasing activities at the Company’s assets owned during the year ended December 31, 2015. These costs are classified as cash used in investment in development projects and capital expenditures and tenant improvements on the consolidated statements of cash flows for the year ended December 31, 2015.

	Development		Re-development		Leasing		Total

Direct costs	$94,774,000	(a)	$28,820,000	(c)	$9,598,000	(e)	$133,192,000

Indirect costs	9,349,000	(b)	337,000	(d)	—		9,686,000

Total	$104,123,000		$29,156,000		$9,598,000		$142,878,000

(a)	Direct development costs relate to the construction of the Company’s student housing developments.

(b)	Indirect development costs relate to the capitalized payroll, interest and leasing commissions related to the Company’s student housing developments.

(c)	Direct redevelopment costs relate to capitalized expenditures, including those attributed to the improvement of a property.

(d)	Indirect redevelopment costs relate to the capitalized payroll attributed to improvements of a property.

(e)	Direct leasing costs relate to improvements to a tenant space that are either paid directly or reimbursed to the tenants.

The Company believes this table is beneficial to an investor’s complete understanding of the Company’s liquidity and uses of funds and will disclose this information in future filings.

Item 8. Consolidated Financial Statements and Supplementary Data

5. Investments in Partially Owned Entities, page 95

3.	Please provide us with your significance tests related to both your share of net income from investments in unconsolidated entities and nonrecurring distributions from the sale of assets within two joint ventures used to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Response: The Company respectfully advises the Staff that using the guidance in the Financial Reporting Manual Section 2410, it completed the calculations per S-X 3-09 to determine whether any of the Company’s unconsolidated joint ventures exceed the significance threshold (greater than 20% per the investment or income tests), and would require the Company to disclose separate annual financial statements for an unconsolidated joint venture that met the significance test.

The Company’s significance tests related to the share of net income from investments in unconsolidated entities and nonrecurring distributions from the sale of assets within two joint ventures were as follows (in thousands):

Joint Venture Entity	Carrying Value of Investment at December 31, 2015	Investment Test	Equity In Income of Joint Venture		Pre-tax Income Test
IAGM Retail Fund I, LLC	$131,362	3.12%	$1,968		4.97%
Downtown Railyard Venture, LLC	45,081	1.07%	—		—
15th & Walnut Owner, LLC	4,195	0.10%	89		0.23%
Concord	(12,637)	(0.30)%	638	(a)	1.61%
CDH CDO	12,525	0.30%	1,095	(a)	2.77%
Oak Insurance Captive	1,985	0.05%	1,169		2.95%
Cobalt Industrial REIT II	—	—	—

Total	$182,511	4.33%	$4,959		12.53%

Total InvenTrust Assets		$4,213,419
Total InvenTrust Pre-tax income (b)					$39,583

(a)	The Company’s share of non-recurring distributions from Concord of $29.4 million and CDH CDO of $6.2 million were a result of the sale of investments within the Concord and CDH CDO investments and represent cash distributions in excess of equity in earnings. Because these non-recurring distributions were the result of discontinued operations, the Company has excluded them from the numerator, as the numerator is calculated based on the Company’s proportionate share of the pre-tax income from continuing operations. In accordance with the Financial Reporting Manual of the Division of Corporation Finance, 2410.3 Income Test – Implementation Point 1 – Calculating the Numerator, “[t]he numerator is calculated based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP for the period in which the registrant recognizes income or loss from the investee under the equity method adjusted for any basis differences. In determining the basis differences that should be included for this test, the registrant should consider ASC 323-10-35-34 and ASC 323-10-35-32A. While not an exclusive list, items impacting net income of the registrant that should be excluded from the test are: impairment charges at the investor level, gains/losses from stock sales by the registrant; dilution gains/losses from stock sales by the investee, preferred dividends.”

(b)	The total InvenTrust pre-tax income was calculated by averaging the last five years of pre-tax income. The Company reported pre-tax income for the years ended December 31, 2015 and 2014 of $587,000 and $197,328,000, respectively, and pre-tax losses for the years ended December 31, 2011, 2012 and 2013. The five year pre-tax income average was used in accordance with Rule 1-2(w) Computational Note 3.

As the investment and income percentages are below 20% for each unconsolidated joint venture shown above, none of the Company’s unconsolidated joint ventures meet the threshold to disclose financial information in accordance with S-X 3-09.

4.	We note that you have a 55% interest in IAGM Real fund I, LLC and that the PGGM Private Real Estate Fund. Please provide to us an analysis discussing your basis in accounting for the joint venture investment using the equity method, and cite the accounting literature relied upon. In your response, elaborate how PGGM’s ability to participate in major decisions equates to shared decision making ability, detailing the characteristics of their participation rights and how such rights are substantive. Further, clarify what happens in situations where the parties do not agree and whether contractually one party has the ability to break any deadlock.

Response: The Company respectfully advises the Staff that on April 17, 2013, it entered into a joint venture, IAGM Retail Fund I, LLC (“IAGM”), with PGGM Private Real Estate Fund (“PGGM”), for the purpose of acquiring, owning, managing, supervising, and disposing of properties and sharing in the profits and losses from those properties and its activities. The Company is the managing member of IAGM, responsible for the day-to-day activities, and earns fees for venture management, property management, leasing and other services provided to IAGM.

In connection with entering into the joint venture in 2013, the Company first analyzed the joint venture agreement to determine whether IAGM would be considered a variable interest entity (“VIE”). Under the provisions of ASC 810-10-15-14, an entity is a VIE if it has any of the following characteristics:

a)	The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b)	As a group, the holders of the equity investment at risk lack any one of three specified characteristics of a controlling financial interest: (i) the direct or indirect ability through voting rights or similar rights to make decisions about the legal entity’s activities that have a significant effect on the success of the legal entity, (ii) the obligation to absorb the losses of the legal entity, and (iii) the right to receive the expected residual returns of the legal entity.

c)	The equity investors as a group are also considered to lack the characteristic in (b)(i) above if (x) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both, and (y) substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Based on its assessment of the above criteria, the Company concluded that IAGM was not a VIE. The Company determined that there was sufficient equity investment at risk to permit IAGM to finance its activities without additional subordinate financial support, and therefore it did not exhibit the first characteristic noted above. The Company also determined that as a group the holders of the equity investment at risk did not lack any of the three specified characteristics outlined in the second criterion. Jointly, the Company and PGGM retain all decision-making power and will benefit financially (either from losses or income) from the operations of IAGM. Though the decision-making power of each equity holder is not necessarily proportional to its obligations to absorb losses or right to receive returns (for example, the Company has an equity stake of 55%, but equally shares decision-making power with PGGM for all major decisions, as further described below), substantially all of IAGM’s activities are conducted on behalf of both members and not on behalf a member with disproportionately few voting rights. Therefore, the Company determined that the group has the power to direct the activities of IAGM, and that IAGM lacked the second and third characteristics noted above.

After concluding that the joint venture was not a VIE pursuant to the guidance found in ASC 810-10-15-14, the Company then relied upon ASC 810-20, Control of Partnerships and Similar Entities, to determine the proper accounting treatment for its investment in IAGM. If the Company had a controlling financial interest in IAGM, consolidation under the Voting Model in ASC 810 would have been appropriate.

ASC 810-20-25-3 states that “the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.”

ASC 810-20-25-5 further states that “the assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either of the following:

a)	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause)

b)	Substantive participating rights.

The guidance noted above refers to limited partnerships, but the scope applies to similar entities that have governing provisions that are the functional equivalent of a limited partnership, such as a limited liability company. Therefore, the Company used ASC 810-20, Control of Partnerships and Similar Entities to determine whether the joint venture should be consolidated.

As the Company is the managing member (the equivalent of a general partner), the Company initially presumed that it controlled IAGM. Based upon the agreements, PGGM (the equivalent of a limited partner), does not have kick-out rights and cannot remove the Company as the managing member without cause. Therefore to overcome the presumption that the Company controls IAGM, the Company analyzed whether PGGM has substantive participating rights.

Substantive participating rights are defined in ASC 810-20-25-12 as follows: Participating rights are different from protective rights. Limited partners’ protective rights that are only protective in nature do not overcome the presumption that the general partners control the limited partnership. Limited partners’ rights, individually or in the aggregate, that provide the limited partners with the right to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business while being protective of the limited partners’ investment overcome the presumption that the general partners control the limited partnership.

Specific examples of substantive participating rights as outlined in ASC 810-20-25-13 include: (a) Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures (b) Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.

The Company was appointed as the initial managing member of IAGM, an action that required unanimous consent from the Company and PGGM. Although this position gave the Company the right to manage IAGM on a day-to-day basis, certain decisions, defined as “Major Decisions” in the operating agreement of IAGM, require the consent of PGGM through its representatives on IAGM’s executive committee. The executive committee contains two representatives from the Company and two representatives from PGGM, and must give unanimous consent for any Major Decision. Major Decisions include operating and capital decisions of IAGM that would be made in the ordinary course of business, including, but not limited to, 1) the sale or transfer of properties, 2) determination and modification of loan terms and conditions, 3) approval of operating and capital budgets and modification of the budgets resulting in a change to any expense or revenue item in excess of 10% in aggregate, and 4) execution, modification, or termination of a “Major Lease” (tenant greater than 10,000 square feet). The Company considers these Major Decisions to be significant decisions expected to be made in the ordinary course of business, in-line with the purpose of IAGM to acquire, own, manage, supervise and dispose of properties.

Based on this assessment, the Company determined that PGGM has substantive participating rights that overcome the presumption that the Company controls IAGM. Because the Company does not have a controlling financial interest, IAGM is not consolidated. ASC 810-20-25-11 states “[i]f the limited partners have substantive participating rights, the presumption of control by the general partners would be overcome and each of the general partners would account for its investment in the limited partnership using the equity method of accounting.” Therefore, the Company accounts for the investment via the equity method. The equity method requires the Company measure the investment in IAGM initially at cost, adjust the carrying amount of the investment for its share of the earnings or losses of IAGM after the date of investment and report the recognized earnings or losses in income.

The Company also respectfully advises the Staff that because Major Decisions require unanimous consent, it is considered a deadlock if the executive committee is unable to agree on a decision. Written notice of a failure to agree is required to be delivered from the applicable member to the other, and a deadlock occurs if agreement is not reached within 60 days of such notice. If a deadlock has occurred per the terms of the operating agreement of IAGM, then the Company can exercise a call right to buy out PGGM, or the entity can liquidate. The Company, as managing member, does not have the ultimate authority regarding Major Decisions and is unable to override the vote of PGGM.

Form 8-K filed May 9, 2016

Item 8.01

Estimated Value per Share

5.	We note the disclosure of your estimated per share value of common stock on a fully-diluted basis as of May 1, 2016 totaling $3.14 per share. Please tell us and consider disclosing in future periodic filings when disclosing an estimated value per share amount, financial information to compare the purchase price and additional capital expenditures for your portfolio to the estimated fair value of your portfolio, or tell us why you believe such disclosure is not beneficial to investors.

Response: The Company respectfully advises the staff that the value of its real estate assets that were valued by Real Globe Advisors, LLC (“Real Globe”), including the Company’s investments and marketable securities, resulted in no overall change in value from the original purchase price for those assets, plus post-acquisition capital invested. The Company will include this disclosure in future filings that disclose a new estimated value per share amount.

6.	We note that in January 2016 you announced the entry into a definitive agreement to sell your student housing platform (University House Communities Group, Inc.), prior to May 1, 2016, the date in which Real Globe Advisors, LLC determined an estimated per share value of your common stock. Please tell us what consideration you gave to separately disclosing the estimated per share value of common stock pertaining specifically to your former student housing portfolio, and the basis for your conclusion. In addition, separately provide to us such information or tell us why such information is not readily available.

Response: The Company respectfully advises the Staff that its estimated per share value has historically been presented solely on a total company basis and not by segment, consistent with other non-traded public real estate investment trusts and consistent with the rules regarding account statement reporting published by the Financial Industry Regulatory Authority. Additionally, the estimated per share value of the Company’s common stock provided by Real Globe, the independent third-party real estate advisory firm engaged by the Company, was provided on a total company basis and not by segment. Real Globe utilized the “net asset value” method, which is based on the fair value of real estate, real estate related investment and all other assets (equal to the sum of the individual values of such assets), less the fair value of total liabilities. In preparing its estimate, Real Globe relied on, among other things, the executed purchase and sale agreement with respect to the Company’s student housing platform, and also included an estimate, provided by the Company, of the transaction fees, closing costs and contingencies the Company expected to incur in connection with such sale. Because the disclosed estimated per share value accounted for the executed purchase and sale agreement as well as the impact of the transaction fees, closing costs and contingencies related to the sale, the Company believes that its disclosure in the May 2016 Form 8-K best reflected how investors would be impacted by the sale.

Additionally, the Company respectfully advises the Staff that while it can, if requested, provide on a per share basis the estimated fair value of its student housing platform (based on the sum of the individual values of such assets) less the estimated transaction fees, closing costs and contingencies related to the sale of the student housing platform, this figure would not equate to the estimated per share value of the Company’s student housing segment, since certain components of estimated per share value have not been allocated by segment. Furthermore, Real Globe has not provided, nor has the board of directors of the Company specifically determined and approved, an estimated per share value specifically pertaining to the student housing portfolio.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its 2015 Form 10-K and its May 2016 Form 8-K (the “Filings”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (630) 570-0650. Any additional comments may be sent via email to the undersigned at michael.podboy@inventrustproperties.com. Thank you.

Very truly yours,

/s/ Michael E. Podboy
Michael E. Podboy
Executive Vice President, Chief Financial Officer,
Chief Investment Officer and Treasurer
Inventrust Properties Corp.

cc:

Mark Rakip, Office of Real Estate and Commodities

Thomas P. McGuinness, InvenTrust Properties Corp.

Scott W. Wilton, InvenTrust Properties Corp.

Cathy A. Birkeland, Latham & Watkins LLP

Eric G. Keilman, KPMG LLP